EXHIBIT 99.1


                              [SANOFI-AVENTIS LOGO]



                                                        Paris, December 09, 2004


           Update of patent litigation schedules in the United States for Plavix(R) and Lovenox(R)




PLAVIX(R) LITIGATION IN THE UNITED STATES
-----------------------------------------

Sanofi-aventis, Apotex and Dr. Reddy's Laboratories did not file the pre-trial order yesterday. The parties had previously submitted a joint stipulation for an extension of the submission date of the pre-trial order beyond December 8. The court has not yet acted on this request.



LOVENOX(R) LITIGATION IN THE UNITED STATES
------------------------------------------

The judge has rescheduled the trial date from July 19, 2005 to September 7, 2005.







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